SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34217

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 26, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on March 23, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

2017 Mandatory Exchangeable Trust [File No. 811-23316]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 1, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,500 incurred in connection with the liquidation were paid by Inversora Carso, S.A. de C.V. (Mexico), Control Empresarial de Capitales, S.A. de C.V. (Mexico), and Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa.

Filing Date: The application was filed on December 10, 2020.

Applicant's Address: wendell.faria@dentons.com, dpuglisi@puglisiassoc.com.

Morgan Stanley New York Municipal Money Market Trust [File No. 811-05987]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 16, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $85,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on January 5, 2021.

Applicant's Address: Jill.Whitelaw@morganstanley.com.

Mutual of America Institutional Funds Inc. [811-08922]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Mutual of America Investment Corporation, and on December 16, 2020 made a final distribution to its shareholders based on net asset value.

Expenses of $457,705.50 incurred in connection with the reorganization were paid by the applicant's investment advisor.

Filing Date: The application was filed on December 21, 2020, and amended on February 9, 2021.

Applicant's Address: james.roth@mutualofamerica.com.

Nicholas High Income Fund, Inc. [File No. 811-00216]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 24, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $23,257.82 incurred in connection with the liquidation were paid by the applicant's investment advisor. Applicant also has an account receivable in the amount of $4,500, which is retained for the payment due on a voluntary consent solicitation for a bond which was tendered prior to liquidation.

Filing Date: The application was filed on January 5, 2021.

Applicant's Address: jtthompson@michaelbest.com.

Tigershares Trust [811-23371]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 25, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by the applicant's investment adviser, and/or their affiliates.

Filing Date: The application was filed on December 11, 2020.

Applicant's Address: Stacy.Fuller@klgates.com.

XAI Octagon Credit Trust [File No. 811-23364]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on January 5, 2021.

Applicant's Address: kevin.hardy@skadden.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,
Assistant Secretary.